PROSPECTUS SUPPLEMENT
(To Prospectus dated September 29, 2006)	Filed Pursuant to Rule 424(b)7 Registration No. 333-137720

$1,150,000,000

$575,000,000 principal amount 1.375% Convertible Senior Notes due 2011

$575,000,000 principal amount 1.625% Convertible Senior Notes due 2013
Common Stock

This prospectus supplement covers resales by holders of our 1.375% convertible senior notes due 2011, or the 2011 notes, and our 1.625% convertible senior notes due 2013, or the 2013 notes, and shares of our common stock issueable on conversion of the 2011 notes and the 2013 notes.

This Prospectus Supplement must be read in conjunction with the Prospectus dated September 29, 2006.

Investing in the notes and the common stock issuable upon conversion of the notes involves risks. See “Risk factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 6, 2007.

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Selling securityholders

The information in the table below should be considered in addition to the information appearing in the Prospectus under the heading “Selling Securityholders” and is based on information provided to us by the selling securityholders as of April 6, 2007:

Name	2011 Notes	2013 Notes	Principal Amount of Notes Beneficially Owned and Offered (1)	Common Stock Issuable Upon Conversion of the Notes (2)	Common Stock Owned After Completion of the Offering(1)
Argent Classic Convertible Arbitrage Fund II, L.P.	450,000	—	450,000	13,485	—
Argent LowLev Convertible Arbitrage Fund Ltd.	1,050,000	—	1,050,000	31,466	—
Class C Trading Company, Ltd.	—	3,670,000	3,670,000	109,982	—
DBAG London	15,190,000	—	15,190,000	455,212	—
Deutsche Bank Securities Inc.	7,250,000	—	7,250,000	217,267	—
S.A.C. Arbitrage Fund, LLC	7,000,000	2,500,000	9,500,000	284,695
Steelhead Pathfinder Master LP	1,000,000	—	1,000,000	29,967	—

(1)          Assumes offer and sale of all notes and shares, although selling securityholders are not obligated to sell any notes or shares of common stock.

(2)          Share amounts assume conversion of the notes, at the initial conversion rate of 29.9679 shares per $1,000 principal amount of notes.

None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. The selling securityholders purchased all of the notes in private transactions on or after June 28, 2006. All of the notes were “restricted securities” under the Securities Act prior to this registration.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the notes are convertible may increase or decrease.

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